Exhibit 99.1

Press Release

February 13, 2014

ARDMORE SHIPPING CORPORATION ANNOUNCES FINANCIAL RESULTS FOR YEAR AND FOURTH QUARTER 2013

HAMILTON, Bermuda - Ardmore Shipping Corporation (NYSE: ASC) (“Ardmore” or the “Company”) today announced results for the twelve and three months ended December 31, 2013.

Highlights

•

Reported EBITDA (see Non-GAAP Measures section below) of $9.5 million for the twelve months ended December 31, 2013, an increase of $4.4 million from $5.1 million for the twelve months ended December 31, 2012. The Company reported a net loss of $3.8 million for the twelve months ended December 31, 2013, or $0.21 basic and diluted loss per share, as compared to a net loss of $4.5 million, or $0.25 basic and diluted loss per share, for the twelve months ended December 31, 2012. Basic and diluted losses per share are based on 18,050,000 shares, which equates to the common shares outstanding after our IPO.

•

Adjusted EBITDA (see Non-GAAP Measures section below) was $10.8 million for the twelve months ended December 31, 2013, an increase of $5.7 million from $5.1 million for the twelve months ended December 31, 2012. Adjusted net loss (see Non-GAAP Measures section below) was $2.4 million, or $0.13 basic and diluted adjusted loss per share for the twelve months ended December 31, 2013. This compared to an adjusted net loss of $4.5 million, or $0.25 basic and diluted adjusted loss per share for the twelve months ended December 31, 2012. Basic and diluted losses per share are based on 18,050,000 shares, which equates to the common shares outstanding after our IPO.

•

Took delivery of two mid-range (“MR”) product and chemical tankers in January 2014. The first is the Ardmore Seavantage, Ardmore’s third MR product and chemical tanker newbuilding delivered from SPP Shipbuilding Co., Ltd. in South Korea. The second is the Ardmore Seamariner, a 45,726 Dwt MR product tanker built in October 2006 at Minami Nippon Shipbuilding Co., Ltd., Japan.

•

Committed three vessels to time charters: the Ardmore Seavaliant to a one year time charter at a rate of $17,100 per day, the Ardmore Seamariner to a three-month charter at a rate of $16,050 per day and the Ardmore Centurion to a six to twelve-month charter at a rate of $13,500 per day.

•	Completed Eco-mod upgrades to the Ardmore Seamariner in conjunction with its intermediate survey and completed planned fuel efficiency and commercial upgrades to the Ardmore Centurion.

•	Opened an executive office in Bermuda on February 7, 2014. Our operating office will continue to be located in Ireland through our wholly owned subsidiary, Ardmore Shipping Limited.

•

Announced a cash dividend of $0.10 per share for the quarter ended December 31, 2013 in line with previously stated intentions to pay shareholders quarterly dividends of $0.10 per share, or $0.40 per share per year.

•

Signed a commitment letter for a senior debt facility with ABN AMRO Bank N.V., Nordea Bank Finland Plc and Skandinaviska Enskilda Banken AB (“SEB”) in the amount of $172.0 million to finance eight of the vessels currently on order.

Summary of Recent and Fourth Quarter Events

Fleet Operations

On January 7, 2014, Ardmore took delivery of the 2006-built Ardmore Seamariner, a 45,726 Dwt MR product tanker built at Minami Nippon Shipbuilding Co., Ltd. in Japan, which was acquired by the Company in October 2013. On delivery, the vessel entered drydock, where it was upgraded to Eco-mod in conjunction with its scheduled intermediate survey. On completion of drydock, the vessel commenced employment on a three-month time charter at a rate of $16,050 per day in February 2014.

On January 17, 2014, Ardmore took delivery of its third newbuilding, the Ardmore Seavantage, a 49,997 Dwt IMO 3 Eco-design MR product and chemical tanker built at SPP Shipbuilding Co., Ltd. in South Korea. Following delivery, the Ardmore Seavantage commenced employment under an existing charter arrangement with the Vitol Group.

The Ardmore Seavaliant, a 49,998 Dwt Eco-Design IMO 3 MR product and chemical tanker, was committed to a one-year time charter commencing in February 2014 at a rate of $17,100 per day. This rate represents an increase in time charter rates for Eco-design MR tankers of approximately $2,000 per day compared to one year ago.

On January 30, 2014, Ardmore completed upgrades to the Ardmore Centurion. The upgrades further improve fuel efficiency, allow carriage of a broader range of cargos and reduce cleaning time, which will enhance the vessel’s earnings potential. On redelivery, the vessel commenced employment on a six to twelve-month time charter at a rate of $13,500 per day, subject to certain conditions.

With the addition of the Ardmore Seamariner and Ardmore Seavantage, Ardmore’s fleet stands at 10 ships in operation and 11 Eco-design product and chemical tankers on order, with the next newbuilding vessel, the Ardmore Seavanguard, scheduled to deliver from SPP Shipbuilding Co., Ltd. in mid-February 2014, at which time 52% of our fleet will be in the water and able to generate cashflow.

Financing

On February 3, 2014, Ardmore obtained a commitment letter for a senior debt facility with ABN AMRO Bank N.V., Nordea Bank Finland Plc and Skandinaviska Enskilda Banken AB (“SEB”) in the amount of $172.0 million. The proceeds are expected to be used to finance up to 65% of the purchase price of eight vessels that Ardmore currently has on order. The commitment has a margin at 3.15% above LIBOR and the terms include an accordion option whereby, subject to lenders approval, Ardmore may request to increase the facility to finance the acquisition of additional vessels.

Company

On February 7, 2014, the Company obtained a permit from the Ministry of Finance in Bermuda to open an executive office at 69 Pitts Bay Road, Pembroke, HM 08, Bermuda. The Company’s operating office will continue to be located in Ireland, through our wholly owned subsidiary, Ardmore Shipping Limited, with offices at City Gate Building 1000, Mahon Cork, Ireland.

Dividend

On January 15, 2014, Ardmore’s Board of Directors announced a cash dividend of $0.10 per share for the quarter ended December 31, 2013. The cash dividend is payable on February 14, 2014 to all shareholders of record on January 31, 2014.

Results for the twelve months ended December 31, 2013 and 2012

For the twelve months ended December 31, 2013, the Company reported EBITDA (see Non-GAAP Measures section below) of $9.5 million, an increase of $4.4 million from $5.1 million for the twelve months ended December 31, 2012. The Company had a net loss of $3.8 million for the twelve months ended December 31, 2013, as compared to a net loss of $4.5 million for the twelve months ended December 31, 2012.

For the twelve months ended December 31, 2013, the Company had an adjusted EBITDA (see Non-GAAP Measures section below) of $10.8 million as compared to $5.1 million for the twelve months ended December 31, 2012. The Company had an adjusted net loss (see Non-GAAP Measures section below) of $2.4 million, or $0.13 basic and diluted adjusted loss per share for the twelve months ended December 31, 2013. This excludes $0.7 million of non-recurring fees and expenses incurred in connection with our IPO, $0.6 million of share based compensation (non-cash) and $0.2 million of deferred finance fees written off in relation to the repayment of senior loan facilities on two vessels. This compared to an adjusted net loss of $4.5 million for the twelve months ended December 31, 2012, or $0.25 basic and diluted adjusted loss per share. The number of shares used in determining adjusted loss per share was 18,050,000, which is the full number of issued shares at the IPO date.

Management’s Discussion and Analysis of Financial Results

Revenue for the year ended December 31, 2013 was $35.9 million, an increase of $10.7 million from $25.2 million for the year ended December 31, 2012. Revenue days on owned vessels increased by 520 days from 2,129 days for the year ended December 31, 2012 to 2,649 days for the year ended December 31, 2013. Revenue on owned vessels for the year ended December 31, 2013 was $35.9 million, an increase of $12.3 million from $23.6 million for the year ended December 31, 2012. The increase primarily relates to the Ardmore Seavaliant and Ardmore Seaventure, which were delivered on February 27, 2013 and June 7, 2013, respectively. In addition, the Ardmore Centurion was employed on a time charter until August 3, 2013 and following re-delivery to us, it was employed under a spot chartering arrangement. Under a time charter, voyage costs are borne by the Charterer and thus revenue is recognized net of voyage expenses. Under a spot chartering arrangement, voyage expenses are borne directly by the Company and thus revenue is recognized on a gross freight basis. Chartering days for chartered-in vessels decreased from 265 days for the year ended December 31, 2012 to nil for the year ended December 31, 2013. Chartering revenue for the year ended December 31, 2012 was $1.5 million. This is due to re-delivery of chartered-in vessels (the Hellespont Crusader and the Hellespont Commander) that were delivered to us on May 12, 2011, and July 17, 2011, respectively. Gross fleet TCE rate increased by $1,939 per day from $10,911 for the year ended December 31, 2012 to $12,850 for the year ended December 31, 2013.

Commissions and voyage related costs for the year ended December 31, 2013 were $2.5 million, an increase of $1.7 million from $0.8 million for the year ended December 31, 2012. This increase is due to increases in revenue days and also voyage expenses related to the Ardmore Centurion’s employment in a spot chartering arrangement as of August 3, 2013. Under a spot chartering arrangement, all voyage expenses are borne by us, as opposed to the Charterer. Voyage costs also include bunker and other costs associated with drydockings which were not capitalized.

Vessel operating expenses were $18.2 million for the year ended December 31, 2013, an increase of $3.6 million from $14.6 million for the year ended December 31, 2012. These costs primarily comprise crew, technical, lube oil, and insurance expenses. The operating expenses are based on the number of operating days in the year. Operating days for our owned vessels were 2,703 days for the year ended December 31, 2012 as compared to 2,196 for the year ended December 31, 2012.

Charter hire costs were $0 for the year ended December 31, 2013 as compared to $1.7 million for the year ended December 31, 2012. Ardmore re-delivered two chartered-in vessels in 2012 (the Hellespont Crusader and the Hellespont Commander). Chartering days for chartered-in vessels were 265 for the year ended December 31, 2012.

Depreciation charges were $8.4 million for the year ended December 31, 2013, an increase of $2.2 million from $6.2 million for the year ended December 31, 2012. This increase is a result of deliveries of the Ardmore Seavaliant and the Ardmore Seaventure which delivered on February 27, 2013 and June 7, 2013 respectively, along with timing of depreciation on upgrades and vessel equipment purchased. Our vessels are depreciated over an estimated useful life of 25 years on a straight line basis to their residual value (scrap value). The rate used to calculate the residual value is $300 per lightweight ton. Upgrades are depreciated on a straight line basis over the shorter of the life of the upgrade or the remaining life of the vessel.

Amortization of deferred drydock expenditure for the year ended December 31, 2013 was $1.4 million, an increase of $1.0 million from $0.4 million for the year ended December 31, 2012. The capitalized costs of drydocking are depreciated on a straight line basis to the next scheduled drydocking. As such, movement in amortization of deferred drydock expenditure is in line with timing of vessels undergoing drydock.

General and administrative expenses were $5.7 million for the year ended December 31, 2013, as compared to $3.0 million for the year ended December 31, 2012. $0.7 million was incurred in relation to our IPO that was expensed as incurred. Non-cash share based compensation expense included in general and administrative expenses for the year ended December 31, 2013 amounted to $0.6 million as compared to $0.01 million for the year ended December 31, 2012. The remaining increase is due to increased expenses as a consequence of being a public company. A significant portion of our general and administrative costs are incurred in Euros. These expenses are susceptible to foreign currency movements between U.S. dollars and Euros. However, we do not expect the impact of any fluctuations in foreign currency to have a material impact on us.

Interest expense for the year ended December 31, 2013 was $3.5 million as compared to $3.0 million for the year ended December 31, 2012. Interest costs on senior debt were $3.1 million for the year ended December 31, 2013, an increase of $0.5 million from $2.6 million for the year ended December 31, 2012. Interest incurred on capital leases was $1.7 million for the year ended December 31, 2013 as compared to $0 for the year ended December 31, 2012. Interest costs on our revolving credit facility for the year ended December 31, 2013 were $0 as compared to $0.5 million for the year ended December 31, 2012. Amortized deferred finance fees for the year ended December 31, 2013 were $0.8 million, as compared to $0.3 million for the year ended December 31, 2012. These increases were offset by an increase in the amount of capitalized interest in line with deposits paid for Ardmore’s current vessels on order. Capitalized interest for the year ended December 31, 2013 was $2.2 million as compared to $0.5 million for the year ended December 31, 2012.

Results for the three months ended December 31, 2013 and 2012

For the three months ended December 31, 2013, the Company reported EBITDA (see Non-GAAP Measures section below) of $1.5 million, an increase of $0.5 million from $1.0 million for the three months ended December 31, 2012. The Company reported a net loss of $1.7 million, or $0.09 basic and diluted loss per share, for the three months ended December 31, 2013, as compared to a net loss of $1.4 million, or $0.08 basic and diluted loss per share, for the three months ended December 31, 2012. The number of shares used in determining adjusted loss per share was 18,050,000, which is the full number of issued shares at the date of the Company’s IPO.

For the three months ended December 31, 2013, the Company reported adjusted EBITDA (see Non-GAAP Measures section below) was $1.8 million for the three months ended December 31, 2013, an increase of $0.8 million from $1.0 million for the three months ended December 31, 2012. Adjusted net loss (see Non-GAAP Measures section below) was $1.3 million, or $0.07 basic and diluted adjusted loss per share, for the three months ended December 31, 2013 as compared to adjusted net loss of $1.4 million, or $0.08 adjusted basic and diluted loss per share for the three months ended December 31, 2012. EBITDA and net loss were adjusted for share based compensation (non-cash item) in each period, as applicable. The number of shares used in determining adjusted loss per share was 18,050,000, which is the full number of issued shares at the date of the Company’s IPO.

Management’s Discussion and Analysis of Financial Results

Revenue for the three months ended December 31, 2013 was $9.6 million, an increase of $3.9 million from $5.7 million for the three months ended December 31, 2012. Product tanker revenue was $6.6 million for the three months ended December 31, 2013, an increase of $3.2 million from $3.4 million for the three months ended December 31, 2012. The increase primarily relates to additional revenue attributable to the Ardmore Seavaliant and Ardmore Seaventure, which delivered on February 27, 2013 and June 7, 2013, respectively, and to increases in rates for time charter renewals since the three months ended December 31, 2012. Chemical tanker revenue on owned vessels was $3.0 million for the three months ended December 31, 2013, as compared to $2.3 million for the three months ended December 31, 2012. This increase is primarily due to employment of the Ardmore Centurion whereby this vessel was employed on a time charter up until August 3, 2013 and following redelivery to Ardmore, the vessel was employed under a spot chartering arrangement. Under a time charter, voyage costs are borne by the Charterer and revenue is recognized net of voyage expenses. Under a spot chartering arrangement, voyage expenses are borne directly by the Company and thus revenue is recognized on a gross freight basis.

Commissions and voyage related costs were $1.02 million for the three months ended December 31, 2013, an increase of $0.77 million as compared to $0.25 million for the three months ended December 31, 2012. This increase is due to increases in revenue days and also voyage expenses relating to the Ardmore Centurion’s employment under a spot chartering arrangement from August 3, 2013. Under a spot chartering arrangement, voyage expenses are borne directly by the Company, as opposed to the Charterer. Voyage costs also include bunker and other costs associated with drydocking which were not capitalised.

Vessel operating expenses were $5.2 million for the three months ended December 31, 2013, an increase of $1.5 million from $3.7 million for the three months ended December 31, 2012. This increase is primarily due to an increase in the number of vessels in operation for the three months ended December 31, 2013 in addition to the timing of operating expenses from quarter to quarter.

Depreciation expense for the three months ended December 31, 2013 was $2.3 million, an increase of $0.8 million from $1.5 million for the three months ended December 31, 2012. The increase is due to an increase in the average number of owned vessels to eight from six for the three months ended December 31, 2013 and 2012, as a result of the delivery of the Ardmore Seavaliant and the Ardmore Seaventure on February 27, 2013 and June 7, 2013, respectively.

Amortization of deferred drydock expenditure for the three months ended December 31, 2013 was $0.4 million, in line with $0.4 million for the three months ended December 31, 2012. The capitalized costs of drydocking are depreciated on a straight line basis to the next scheduled drydocking. As such, movement in amortization of deferred drydock expenditure is in line with timing of vessels undergoing drydock.

General and administrative expenses for the three months ended December 31, 2013 were $2.0 million, as compared to $0.8 million for the three months ended December 31, 2012. The increase is primarily due to costs associated with being a publicly listed company, share based compensation (non-cash) along with general increases arising from business expansion.

Interest expense and finance costs, which include loan interest, capital lease interest and amortization of deferred financing fees, were $0.46 million for the three months ended December 31, 2013, an increase of $0.06 million from $0.40 million for the three months ended December 31, 2012. The increase relates to an increase in average debt balance following the delivery of two vessels (the Ardmore Seavaliant and Ardmore Seaventure), additional interest costs associated with the capital lease facility for the Ardmore Calypso and Ardmore Capella entered into in April 2013, and an increase in deferred financing fees amortization due to new debt drawdowns and finance arrangement. These increases were offset by an increase in the amount of capitalized interest in line with deposits paid for Ardmore’s current vessels on order.

Liquidity

As of December 31, 2013, the Company had $56.9 million available in cash and cash equivalents.

The following debt and capital lease liabilities were outstanding as of:

	As of
	Dec 31, 2013	Dec 31, 2012
Debt	88,860,000	67,100,000
Capital Leases	30,379,015	—

Total	119,239,015	67,100,000

Conference Call

The Company plans to have a conference call on Thursday, February 13, 2014 at 10:00 a.m. Eastern Time to discuss its results for the year-end and fourth quarter December 31, 2013. All interested parties are invited to listen to the live conference call and slide presentation by choosing from the following options:

1.	By dialling 888-468-2440 (U.S.) or 719-457-2664 (International) and entering the conference participant passcode 6852118.

2.	By accessing the live webcast at Ardmore Shipping’s website at www.ardmoreshipping.com.

Participants should dial into the call 10 minutes before the scheduled time.

If you are unable to participate at this time, a replay of the call will be available for two weeks at 888-203-1112 or 719-457-0820. Enter the passcode 6852118 to access the audio replay.

The information provided on the teleconference is only accurate at the time of the conference call, and the Company will take no responsibility for providing updated information.

About Ardmore Shipping Corporation

Ardmore Shipping Corporation, a company incorporated in the Republic of the Marshall Islands, provides seaborne transportation of petroleum products and chemicals worldwide to oil majors, national oil companies, oil and chemical traders, and chemical companies, with our modern, fuel-efficient fleet of mid-size product and chemical tankers. Our fleet consists of 21 vessels including 10 in operation, and 11 vessels on order with deliveries expected to begin in February 2014. We are strategically focused on modern, fuel-efficient mid-size product and chemical tankers. Our fuel-efficient operations are designed to enhance our investment returns and provide value-added service to our customers.

Ardmore Shipping Corporation

Unaudited Condensed Consolidated Balance Sheet

(Expressed in U.S. dollars, unless otherwise stated)

	As at
	Dec 31, 2013	Dec 31, 2012
ASSETS
Current assets
Cash and cash equivalents	56,860,845	15,334,123
Receivables, trade	743,406	864,386
Working capital advances	534,571	1,573,955
Prepayments	471,563	223,471
Advances and deposits	1,894,317	423,703
Other receivables	321,810	498,259
Inventories	1,131,466	666,240

Total current assets	61,957,978	19,584,137

Non-current assets
Vessels and vessel equipment, net	201,700,229	125,478,619
Deferred dry dock expenditure, net	1,339,238	2,517,789
Vessels under construction	89,015,139	29,012,560
Other non-current assets, net	158,308	133,147
Deferred finance charges, net	3,794,741	3,234,216

Total non-current assets	296,007,655	160,376,331

TOTAL ASSETS	357,965,633	179,960,468

LIABILITIES AND EQUITY
Current liabilities
Payables, trade	3,999,311	2,514,052
Charter revenue received in advance	1,806,600	851,045
Other payables	5,436	1,867
Amounts due to related parties	—	600,000
Accrued interest on loans	557,160	502,515
Current portion of long-term debt	9,100,000	6,819,918
Current portion of capital lease obligations	1,578,686	—

Total current liabilities	17,047,193	11,289,397

Non-current liabilities
Non-current portion of long-term debt	79,760,000	60,280,082
Non-current portion of capital lease obligations	28,800,329	—

Total non-current liabilities	108,560,329	60,280,082

Equity
Share capital	180,500	80,495
Additional paid in capital	244,702,577	116,992,857
Accumulated deficit	(12,524,966)	(8,682,363)

Total equity	232,358,111	108,390,989

TOTAL LIABILITIES AND EQUITY	357,965,633	179,960,468

Ardmore Shipping Corporation

Unaudited Condensed Statement of Operations

(Expressed in U.S. dollars, unless otherwise stated)

	Twelve months ended		Three months ended
	Dec 31, 2013	Dec 31, 2012	Dec 31, 2013	Dec 31, 2012
REVENUE
Revenue	$35,867,356	25,172,654	9,626,591	5,740,283

OPERATING EXPENSES
Commissions and voyage related costs	2,523,842	789,149	1,023,940	251,070
Vessel operating expenses	18,215,487	14,598,071	5,182,150	3,718,495
Charter hire costs	—	1,699,942	—	—
Depreciation	8,388,208	6,195,416	2,324,144	1,542,381
Amortization of deferred dry dock expenditure	1,420,814	441,491	365,520	365,714
General and administrative expenses	5,669,935	2,975,140	1,954,548	817,242

Total operating expenses	36,218,286	26,699,209	10,850,302	6,694,902

Loss from operations	(350,930)	(1,526,555)	(1,223,711)	(954,619)

Interest expense and finance costs	(3,464,006)	(2,966,014)	(460,737)	(401,168)
Interest income	6,059	4,713	1,548	1,757

Loss before taxes	(3,808,877)	(4,487,856)	(1,682,900)	(1,354,030)

Income tax	(33,726)	(51,237)	(9,784)	(29,186)

Net loss	$(3,842,603)	(4,539,093)	(1,692,684)	(1,383,216)

Loss per share, basic and diluted	$(0.31)	(0.56)	(0.09)	(0.17)
Weighted average number of shares, basic and diluted	12,241,599	8,049,500	18,050,000	8,049,500

Proforma loss per share, basic and diluted	(0.21)	(0.25)	(0.09)	(0.08)
Proforma number of shares, basic and diluted (post IPO)	18,050,000	18,050,000	18,050,000	18,050,000

Ardmore Shipping Corporation

Unaudited Condensed Interim Statement of Cash Flows

(Expressed in U.S. dollars, unless otherwise stated)

	Twelve months ended
	Dec 31, 2013	Dec 31, 2012
OPERATING ACTIVITIES
Net loss	(3,842,603)	(4,539,093)
Non-cash items:
Depreciation	8,388,208	6,195,416
Amortization of deferred dry dock expenditure	1,420,814	441,491
Share based compensation	571,321	11,250
Amortization of deferred finance charges	772,787	254,547
Deferred tax (benefit) / expense	—	24,341
Changes in operating assets and liabilities:
Receivables, trade	120,980	1,126,119
Working capital advances	1,039,384	2,098,612
Prepayments	(248,092)	26,518
Advances and deposits	(1,470,614)	145,540
Other receivables	176,449	(104,521)
Inventories	(465,226)	(44,449)
Payables, trade	1,485,259	324,688
Charter revenue received in advance	955,555	411,705
Other payables	3,569	(70,993)
Amounts due to related parties	(600,000)	625,397
Accrued interest on loans	54,645	17,965
Deferred dry dock expenditure	(242,263)	(2,959,280)

Net cash provided by operating activities	8,120,173	3,985,253

INVESTING ACTIVITIES
Payments for acquisition of vessels and equipment	(63,497,023)	(1,330,198)
Payments for vessels under construction	(81,072,100)	(13,560,194)
Payments for other non-current assets	(68,435)	(51,122)

Net cash used in investing activities	(144,637,558)	(14,941,514)

FINANCING ACTIVITIES
Short-term revolving credit facility	—	(30,265,000)
Proceeds from long-term debt	47,030,000	38,700,000
Repayments of long term debt	(25,270,000)	(37,200,000)
Proceeds from capital leases	31,500,000	—
Repayments of capital leases	(1,120,985)	—
Payments for deferred finance charges	(1,333,312)	(1,719,423)
Net proceeds from equity offering	128,429,204	—
Payment of dividend	(1,191,300)	—
Shareholder contributions	500	51,314,503

Net cash provided by financing activities	178,044,107	20,830,080

Net increase in cash and cash equivalents	41,526,722	9,873,819

Cash and cash equivalents at the beginning of the year	15,334,123	5,460,304

Cash and cash equivalents at the end of the year	56,860,845	15,334,123

Ardmore Shipping Corporation

Unaudited Other Operating Data

(Expressed in U.S. dollars, unless otherwise stated)

	Twelve months ended		Three months ended
	Dec 31, 2013	Dec 31, 2012	Dec 31, 2013	Dec 31, 2012
ADJUSTED EBITDA(1)	$10,750,788	5,121,602	1,817,766	956,289

AVERAGE DAILY DATA
Fleet time charter equivalent per day(2)	12,850	10,911	12,661	11,191

Fleet operating costs per day(3)	6,152	6,103	6,449	6,042
Technical management fees per day(4)	379	344	363	341

Total fleet operating costs per day	6,531	6,447	6,812	6,383

MR Tankers “Eco-design”
TCE per day(2)	15,838	—	15,099	—
Vessel operating costs per day(5)	5,906	—	5,897	—

MR Tankers “Eco-mod”
TCE per day(2)	13,732	13,294	13,944	13,473
Vessel operating costs per day(5)	6,892	6,724	7,531	6,459

Chemical Tankers “Eco-mod”
TCE per day(2)	10,483	9,108	9,277	9,135
Vessel operating costs per day(5)	6,462	6,170	6,703	6,306

FLEET
Average number of owned operating vessels	7.4	4.5	8.0	6.0
Average number of chartered operating vessels	—	1.0	—	—

(1)	Adjusted EBITDA is reconciled under the “Non-GAAP Measures” section below.
(2)	Time Charter Equivalent (“TCE”) daily rate is the gross charter rate or gross pool rate, as appropriate, per revenue day plus Communication Victualing and Entertainment Income (“CVE”). For vessels employed on voyage charters, TCE is the net rate after deducting voyage costs incurred by commercial managers.
(3)	Fleet operating costs per day are routine operating expenses and comprise, crewing, repairs and maintenance, insurance, stores, lube oils, communication costs. They do not include additional costs related to upgrading or enhancement of the vessels that are not capitalized.
(4)	Technical management are fees paid to third-party technical managers.
(5)	Vessel operating costs per day includes technical management fees.

Ardmore Shipping Corporation

Fleet List as at February 13, 2014

Vessel Name	Type	Dwt	Imo	Built Date	Built Country	Flag	Charter Rate $ / day (1)	Charter Expires	Specification
In Operation
Ardmore Seavaliant (2)	Product/Chemical	49,998	3	Feb-13	Korea	MI	17,149	Feb-15	Eco-design
Ardmore Seaventure (3)	Product/Chemical	49,998	3	Jun-13	Korea	MI	15,873	Jun-14	Eco-design
Ardmore Seavantage (4)	Product/Chemical	49,997	3	Jan-14	Korea	MI	15,600	Jan-15	Eco-design
Ardmore Seamariner (5)	Product	45,726	—	Oct-06	Japan	MI	16,099	Apr-14	Eco-mod
Ardmore Seatrader (6)	Product	47,141	—	Dec-02	Japan	MI	14,299	Aug-14	Eco-mod
Ardmore Seamaster (7)	Product/Chemical	45,840	3	Sep-04	Japan	MI	14,299	Jul-14	Eco-mod
Ardmore Seafarer (8)	Product	45,744	—	Aug-04	Japan	MI	13,783	Jul-14	Eco-mod
Ardmore Centurion (9)	Product/Chemical	29,006	2	Nov-05	Korea	MI	13,549	Feb-15	Eco-mod
Ardmore Calypso (10)	Product/Chemical	17,589	2	Jan-10	Korea	MI	Pool	N/A	Eco-mod
Ardmore Capella (11)	Product/Chemical	17,567	2	Jan-10	Korea	MI	Pool	N/A	Eco-mod

On Order
Ardmore Seavanguard (12)	Product/Chemical	49,998	3	Feb-14	Korea	MI	15,600	Feb-15	Eco-design
SPP Hull S-1162 (13)	Product/Chemical	50,300	3	1Q15	Korea	MI	Pool		Eco-design
SPP Hull S-1163 (13)	Product/Chemical	50,300	3	2Q15	Korea	MI	Pool		Eco-design
SPP Hull S-1171 (13)	Product/Chemical	50,300	3	2Q15	Korea	MI	Pool		Eco-design
SPP Hull S-1172 (13)	Product/Chemical	50,300	3	3Q15	Korea	MI	Pool		Eco-design
HMD Hull H-2480 (14)	Product/Chemical	37,000	2	1Q15	Korea	MI	TBD		Eco-design
HMD Hull H-2481 (14)	Product/Chemical	37,000	2	1Q15	Korea	MI	TBD		Eco-design
FKA Hull N-2062 (15)	Product/Chemical	25,000	2	4Q14	Japan	MI	TBD		Eco-design
FKA Hull N-2063 (15)	Product/Chemical	25,000	2	1Q15	Japan	MI	TBD		Eco-design
FKA Hull N-2065 (15)	Product/Chemical	25,000	2	3Q15	Japan	MI	TBD		Eco-design
FKA Hull N-2067 (15)	Product/Chemical	25,000	2	4Q15	Japan	MI	TBD		Eco-design

Total	21	823,804

(1)	This table shows gross charter rates, averaged over the duration, as applicable, plus CVE income and does not include commissions payable by us at a rate of 1.25%, where applicable.
(2)	On charter at a rate of $17,100, expiring in February 2015. CVE income is $1,500 per month.
(3)	On charter at a rate of $19,500 per day for the first 60 days plus $15,100 per day thereafter, expiring in June 2014. CVE income is $1,500 per month.
(4)	On charter at a rate of $15,600 per day, expiring in January 2015, with an option to extend at a market based rate for a second and third year.
(5)	On charter at a rate of $16,050, expiring in April 2014, with an option to extend at a market based rate. CVE income is $1,500 per month.
(6)	On charter at a rate of $14,250, expiring in August 2014. CVE income is $1,500 per month.
(7)	On charter at a rate of $14,250 plus an IMO3 premium of up to $250 per day, expiring in July 2014. CVE income is $1,500 per month.
(8)	On charter at a rate of $13,750 per day plus a performance bonus of up to $250 per day, expiring in July 2014. CVE income is $1,000 per month.
(9)	On charter at a rate of $13,500, expiring in July 2014 or January 2015 subject to certain conditions. CVE income is $1,500 per month.
(10)	Employed in a third party commercial pool for chemical tankers.
(11)	Employed in a third party commercial pool for chemical tankers.
(12)	On charter at a rate of $15,600 per day, expiring in February 2015, with an option to extend at a market based rate for a second and third year.
(13)	SPP Hull S-1162, Hull S-1163, Hull S-1171 and Hull S-1172 are expected to begin delivering in February 2015 where they will be employed in a third party commercial pool for product tankers.
(14)	HMD Hull H-2480 and Hull H-2481 are expected to begin delivering in February 2015 and it is expected they will be employed on a time charter or spot arrangement.

(15)	FKA Hull N-2062, Hull N-2063, Hull N-2065 and Hull N-2067 are expected to begin delivering in November 2014 and it is expected they will be employed on a time charter or spot arrangement.

Non-GAAP Measures

This press release describes EBITDA, adjusted EBITDA, adjusted net loss and adjusted net loss per share, which are not measures prepared in accordance with U.S. GAAP. These Non-GAAP measures are presented in this press release as we believe that they provide investors with a means of evaluating and understanding how Ardmore’s management evaluate operating performance. These Non-GAAP measures should not be considered in isolation from, as substitutes for, or superior to financial measures prepared in accordance with U.S. GAAP.

EBITDA & Adjusted EBITDA	Twelve months ended		Three months ended
	Dec 31, 2013	Dec 31, 2012	Dec 31, 2013	Dec 31, 2012
Net loss	$(3,842,603)	(4,539,093)	(1,692,684)	(1,383,216)
Interest income	(6,059)	(4,713)	(1,548)	(1,757)
Interest expense and finance costs	3,464,006	2,966,014	460,737	401,168
Income tax	33,726	51,237	9,784	29,186
Depreciation	8,388,208	6,195,416	2,324,144	1,542,381
Amortization of deferred dry dock expenditure	1,420,814	441,491	365,520	365,714

EBITDA	9,458,092	5,110,352	1,465,953	953,476
IPO related fees and expenses (non-recurring)	721,375	—	—	—
Share based compensation (non-cash)	571,321	11,250	351,813	2,813

Adjusted EBITDA	$10,750,788	5,121,602	1,817,766	956,289

Adjusted net loss	Twelve months ended		Three months ended
	Dec 31, 2013	Dec 31, 2012	Dec 31, 2013	Dec 31, 2012
Net loss	$(3,842,603)	(4,539,093)	(1,692,684)	(1,383,216)
IPO related fees and expenses (non-recurring)	721,375	—	—	—
Share based compensation (non-cash)	571,321	11,250	351,813	2,813
Deferred finance fee write off	179,816	—	—	—

Adjusted net loss	(2,370,091)	(4,527,843)	(1,340,871)	(1,380,404)

Adjusted loss per share, basic and diluted	$(0.13)	(0.25)	(0.07)	(0.08)
Number of shares, basic and diluted (post IPO)	18,050,000	18,050,000	18,050,000	18,050,000

Forward Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, competition in the tanker industry, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents, piracy or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Investor Relations Enquiries:

Mr. Leon Berman

The IGB Group

45 Broadway, Suite 1150

New York, NY 10006

Tel: 212-477-8438

Fax: 212-477-8636

Email: lberman@igbir.com